UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 5, 2025

Commission File Number 001-42510
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Titan America SA
(Translation of Registrant’s Name Into English)
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5700 Lake Wright Drive, Suite 300
Norfolk, VA 23502
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Titan America SA
The following exhibits are attached:

EXHIBIT NO.	DESCRIPTION
99.1	Press release issued May 5, 2025 regarding first quarter 2025 results.
101.SCH	XBRL Taxonomy Extension Schema Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2025	Titan America SA

	By:	s/ Larry Wilt
	Name:	Larry Wilt
	Title:	Chief Financial Officer